UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Williams Investment Plus Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Tulsa, Oklahoma

June 13, 2024

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2023 and 2022

	2023	2022
Assets:
Investments (at fair value)	$1,636,174,315	$1,347,456,995
Notes receivable from participants	25,069,950	21,946,595
Non-interest bearing cash	110,607	177,614
Receivables	1,345,085	1,127,868
Contribution receivable	18,502,519	15,093,610

Total assets	1,681,202,476	1,385,802,682

Liabilities:
Accrued liabilities	1,376,689	1,952,212

Total liabilities	1,376,689	1,952,212

Net assets available for benefits	$1,679,825,787	$1,383,850,470

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2023

Additions to net assets:
Contributions:
Participant	$63,700,016
Employer	59,548,965
Rollovers	28,111,309
Total contributions	151,360,290

Net investment income:
Net appreciation in fair value of investments	269,533,147
Dividends	15,947,512
Interest	1,360,677
Total net investment income	286,841,336

Interest income on notes receivable from participants	1,449,153

Total additions to net assets	439,650,779

Deductions from net assets:
Withdrawals	141,309,118
Administrative expenses	2,317,752
Dividend distributions	48,592

Total deductions from net assets	143,675,462

Net increase during the year	295,975,317

Net assets available for benefits at beginning of year	1,383,850,470

Net assets available for benefits at end of year	$1,679,825,787

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”) as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

On February 14, 2023, Williams acquired 100 percent of MountainWest Pipelines Holding Company (“MountainWest”). MountainWest sponsored a defined contribution plan, MountainWest Pipelines 401(k) Retirement Savings Plan (“MWP 401(k)”). The MWP 401(k) plan was terminated effective February 13, 2023. Former employees of MountainWest who became Williams employees were eligible to participate in the Plan effective February 14, 2023. These participants were credited with prior service for vesting purposes under the Plan and were allowed to rollover balances, including participant loans, from previous plans.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility to determine whether to override the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. The Compensation and Management Development Committee of Williams’ Board of Directors, in its settlor capacity, has the right to terminate or amend the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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Contributions

Each eligible participant has contribution accounts consisting primarily of, as applicable, pre-tax, Roth, catchup, rollover, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

Each eligible employee participant may contribute from 1 percent to 100 percent of their eligible compensation per pay period on a pre-tax and/or Roth basis. The maximum pre-tax and/or Roth contribution percentage for Highly Compensated Employees is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2023 except as described in the following paragraph.

Additionally, eligible active employees who are not eligible to receive compensation credits under Williams’ defined benefit pension plan are eligible to receive a 4.5 percent Employer Fixed Annual Contribution made by Williams. The Employer Fixed Annual Contribution is made after the end of each Plan year and included in Contribution receivable on the Statements of Net Assets Available for Benefits. Eligible employees generally must be an active employee at year end to receive this contribution, with exceptions for retirement, disability, death, divestiture, and reduction in force.

The Plan also includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

Participants may elect to invest in various investment options subject to certain restrictions and provided they allocate their contribution in multiples of 1 percent. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash.

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses. During 2023, employer contributions were reduced by $719,393 from forfeited nonvested accounts.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s Legacy WMB Stock Fund, the participant may request payment of benefits under the Plan in common stock held within the fund.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant has suffered a financial hardship condition, as defined in the Plan. Such withdrawal does not cause the participant to be suspended from the Plan.

A participant who is under age 59½ and is totally and permanently disabled, as defined in the Plan, may make a withdrawal from the eligible amounts in their Pre-Tax Account and Roth Account or request a full distribution from the Plan.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest are paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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Other
Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

Net investment income (loss), including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation and Management Development Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. However, benefit payments to participants are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded. Thus, no allowance for credit losses is required or recorded.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses of the Plan, including audit and legal fees, are paid by Williams and are not presented within the Statement of Changes in Net Assets Available for Benefits.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges, as well as interest-bearing cash. The Plan’s Level 2 investments primarily consist of common stocks traded on foreign exchanges, certificates of deposit, and government and corporate bonds. The Plan’s Level 3 investments primarily consist of private placement common stocks and corporate bonds that are not traded on an exchange.

The fair values of common stocks traded on U.S. exchanges and exchange-traded funds within the self-directed brokerage fund are derived from quoted market prices as of the close of business on the last business day of the Plan year. The fair value of common stocks traded on foreign exchanges are also derived from quoted market prices as of the close of business on an active foreign exchange on the last business day of the Plan year. The valuation requires translation of the foreign currency to U.S. dollars, and the foreign exchange rate used in the translation is considered an observable input to the valuation. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values (“NAV”) of the shares held by the Plan. The carrying value of interest-bearing cash approximates fair value because of the short-term nature of this investment. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4). There have been no significant changes in the preceding valuation methodologies used at December 31, 2023 and 2022.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2023 and 2022, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The combined fair value for the common/collective trusts is provided to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2023:
Interest-bearing cash	$2,621,774	$—	$—	$2,621,774
Mutual funds	289,988,335	—	—	289,988,335
Self-directed brokerage fund	112,375,367	5,138,247	—	117,513,614
Common stocks	424,944,171	666,206	122,981	425,733,358
Corporate bonds	—	366,459	167,268	533,727
	$829,929,647	$6,170,912	$290,249	836,390,808
Common/collective trusts				799,783,507
Total investments at fair value				$1,636,174,315

2022:
Interest-bearing cash	$3,902,709	$—	$—	$3,902,709
Mutual funds	227,699,257	—	—	227,699,257
Self-directed brokerage fund	87,823,846	3,253,753	—	91,077,599
Common stocks	328,228,850	1,268,895	285,265	329,783,010
Corporate bonds	—	227,893	—	227,893
	$647,654,662	$4,750,541	$285,265	652,690,468
Common/collective trusts				694,766,527
Total investments at fair value				$1,347,456,995

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds investments in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken.

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2023	2022
Net assets available for benefits per the financial statements	$1,679,825,787	$1,383,850,470
Amounts allocated to withdrawing participants	—	(40,000)
Net assets available for benefits per the Form 5500	$1,679,825,787	$1,383,810,470

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

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The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income (loss) per the Form 5500 for the year ended December 31, 2023:

Net increase during the year	$295,975,317
Add: Amounts allocated to withdrawing participants at December 31, 2022	40,000
Net income per Form 5500	$296,015,317

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 8--Subsequent event

In 2023, Williams agreed to assume operatorship of Blue Racer Midstream, LLC, a 50 percent-owned nonconsolidated investment. On January 1, 2024, employees of Blue Racer Midstream, LLC and Blue Racer Midstream Holdings, LLC became employees of Williams and eligible to participate in the Plan. The newly eligible participants comprise approximately 4 percent of total participants in the Plan. Full vesting credit was granted to participants in the Blue Racer Midstream, LLC 401(k) Plan and the Blue Racer Midstream Holdings, LLC 401(k) Plan. Additionally, on May 20, 2024, the two Blue Racer Midstream 401(k) Plans were merged into the Plan.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity Managed Income Portfolio II Class 4	71,861,234 shares		$71,861,234
*	Fidelity Diversified International Commingled Pool	3,163,016 shares		55,447,668
	Prudential Core Plus Bond Fund Class 5	172,870 shares		31,197,907
	Vanguard Target Retirement Income Trust I	236,739 shares		15,089,775
	Vanguard Target Retirement 2020 Trust I	425,144 shares		29,832,329
	Vanguard Target Retirement 2025 Trust I	549,569 shares		40,277,906
	Vanguard Target Retirement 2030 Trust I	1,831,956 shares		139,320,239
	Vanguard Target Retirement 2035 Trust I	641,898 shares		51,351,823
	Vanguard Target Retirement 2040 Trust I	1,678,834 shares		142,482,614
	Vanguard Target Retirement 2045 Trust I	645,150 shares		56,528,039
	Vanguard Target Retirement 2050 Trust I	1,155,985 shares		102,686,166
	Vanguard Target Retirement 2055 Trust I	374,080 shares		40,524,056
	Vanguard Target Retirement 2060 Trust I	280,764 shares		15,983,885
	Vanguard Target Retirement 2065 Trust I	194,092 shares		6,797,117
	Vanguard Target Retirement 2070 Trust I	18,864 shares		402,749
				799,783,507
	Registered Investment Companies
	PIMCO Real Return Fund Institutional Class	1,137,739 shares		11,411,523
*	Fidelity U.S. Bond Index Fund	1,347,099 shares		14,050,239
	Vanguard Extended Market Index Fund Institutional	296,357 shares		36,949,765
	Vanguard Institutional Index Fund Institutional Plus	531,607 shares		209,171,366
	Vanguard Total International Stock Index Fund Institutional	146,799 shares		18,276,492
				289,859,385
	Common Stock
*	The Williams Companies, Inc.	234,708 shares		8,178,225
				8,178,225
	Investments held in Separately Managed Accounts
	Macquarie U.S. Large Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	612,513 shares		612,513

	Common Stock:
	ALLSTATE CORPORATION	14,200 shares		1,987,716
	AMERICAN INTERNATIONAL GROUP	28,900 shares		1,957,975
	ARCHER DANIELS MIDLAND CO	24,915 shares		1,799,361
	BAXTER INTL INC	48,700 shares		1,882,742
	CIGNA GROUP (THE)	6,768 shares		2,026,678
	CISCO SYSTEMS INC	40,546 shares		2,048,384
	COGNIZANT TECH SOLUTIONS CL A	27,914 shares		2,108,344

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	COMCAST CORP CL A	6,566 shares		287,919
	CONAGRA BRANDS INC	61,116 shares		1,751,585
	CONOCOPHILLIPS	16,281 shares		1,889,736
	CVS HEALTH CORP	25,984 shares		2,051,697
	DISNEY (WALT) CO	21,034 shares		1,899,160
	DOLLAR GENERAL CORP	14,690 shares		1,997,105
	DOLLAR TREE INC	14,100 shares		2,002,905
	DOVER CORP	13,165 shares		2,024,909
	DUKE ENERGY CORP NEW	20,400 shares		1,979,616
	DUPONT DE NEMOURS INC	27,236 shares		2,095,265
	EQUITY RESIDENTIAL REIT	30,789 shares		1,883,055
	FIDELITY NATL INFORM SVCS INC	30,945 shares		1,858,866
	HOLOGIC INC	23,864 shares		1,705,083
	HONEYWELL INTL INC	9,656 shares		2,024,960
	JOHNSON & JOHNSON	11,818 shares		1,852,353
	LOWES COS INC	8,600 shares		1,913,930
	MERCK & CO INC NEW	17,049 shares		1,858,682
	MOTOROLA SOLUTIONS INC	6,000 shares		1,878,540
	NORTHROP GRUMMAN CORP	3,993 shares		1,869,283
	ORACLE CORP	16,338 shares		1,722,515
	RAYTHEON TECHNOLOGIES CORP	21,134 shares		1,778,215
	TELEDYNE TECHNOLOGIES INC	4,542 shares		2,027,049
	TJX COMPANIES INC NEW	21,600 shares		2,026,296
	TRAVELERS COMPANIES INC	8,969 shares		1,708,505
	TRUIST FINL CORP	53,100 shares		1,960,452
	US BANCORP DEL	47,000 shares		2,034,160
	VERIZON COMMUNICATIONS INC	54,722 shares		2,063,019

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	572,496 shares		572,496

	Common Stock:
	AARON'S CO INC/THE	8,600 shares		93,568
	ACUITY BRANDS INC	1,825 shares		373,815
	AGCO CORP	4,000 shares		485,640
	ALASKA AIR GROUP INC	4,300 shares		168,001
	ALBERTSONS COS INC	13,000 shares		299,000
	ALLISON TRANSMISSION HLDGS INC	6,500 shares		377,975
	AMC NETWORKS INC CL A	3,600 shares		67,644
	AMDOCS LTD	3,500 shares		307,615

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AMERICAN ASSETS TRUST INC	9,000 shares		202,590
	AMERICAN FINL GROUP INC OHIO	1,100 shares		130,779
	AMKOR TECHNOLOGY INC	9,700 shares		322,719
	APA CORP	6,900 shares		247,572
	APPLE HOSPITALITY REIT INC	14,100 shares		234,201
	ARC DOCUMENT SOLUTIONS INC	50,800 shares		166,624
	ARCBEST CORP	2,500 shares		300,525
	ARMADA HOFFLER PROPERTIES INC	14,004 shares		173,229
	ARROW ELECTRONICS INC	4,700 shares		574,575
	ATKORE INC	3,800 shares		608,000
	ATLANTIC UN BANKSHARES CORP	4,200 shares		153,468
	BANC OF CALIFORNIA INC	11,300 shares		151,759
	BASSETT FURNITURE INDS INC	6,400 shares		106,240
	BERKSHIRE HILLS BANCORP INC	6,800 shares		168,844
	BERRY GLOBAL GROUP INC	4,700 shares		316,733
	BERRY PETROLEUM CORP	11,900 shares		83,657
	BLOCK H & R INC	7,700 shares		372,449
	BLOOMIN BRANDS INC	6,600 shares		185,790
	BORGWARNER INC	4,900 shares		175,665
	BRIXMOR PPTY GROUP INC	5,600 shares		130,312
	BRUNSWICK CORP	2,000 shares		193,500
	BUILDERS FIRSTSOURCE	3,300 shares		550,902
	BUNGE GLOBAL SA	2,800 shares		282,660
	C N A FINANCIAL CORP	4,600 shares		194,626
	CALIFORNIA RES CORP	6,000 shares		328,080
	CALLON PETROLEUM CO	4,500 shares		145,800
	CAPRI HOLDINGS LTD	3,500 shares		175,840
	CARLYLE SECURED LENDING INC	11,100 shares		166,056
	CHATHAM LODGING TRUST	9,100 shares		97,552
	CHEMOURS CO/ THE	6,800 shares		214,472
	CIRRUS LOGIC INC	2,200 shares		183,018
	CITIZENS FINANCIAL GROUP INC	6,979 shares		231,284
	CITY OFFICE REIT INC	15,100 shares		92,261
	CNH INDUSTRIAL NV	23,400 shares		285,012
	CNO FINANCIAL GROUP INC	16,200 shares		451,980
	COMMUNITY TRUST BANCORP INC	450 shares		19,737
	CONAGRA BRANDS INC	5,600 shares		160,496
	CORECIVIC INC	3,900 shares		56,667
	CSG SYSTEMS INTL INC	3,300 shares		175,593
	CUSTOMERS BANCORP INC	7,500 shares		432,150
	DAVITA INC	1,800 shares		188,568

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	DELUXE CORP	4,300 shares		92,235
	DIODES INC	1,600 shares		128,832
	DROPBOX INC CL A	6,300 shares		185,724
	EASTMAN CHEMICAL CO	2,200 shares		197,604
	EMPLOYERS HOLDINGS INC	2,580 shares		101,652
	ENCORE WIRE CORPORATION	1,600 shares		341,760
	ENTERTAINMENT PPTYS TR	4,888 shares		236,824
	EQUITABLE HOLDINGS INC	5,700 shares		189,810
	F&G ANNUITIES & LIFE INC	258 shares		11,868
	FARMERS NATL BANC CORP	9,800 shares		141,610
	FIDELITY NATIONAL FINL INC	3,800 shares		193,876
	FIFTH THIRD BANCORP	10,000 shares		344,900
	FINANCIAL INSTITUTIONS INC	6,500 shares		138,450
	FIRST AMERICAN FINANCIAL CORP	2,200 shares		141,768
	FIRST BUSEY CORP	7,500 shares		186,150
	FIRST INTERNET BANCORP	5,400 shares		130,626
	FLEETCOR TECHNOLOGIES INC	800 shares		226,088
	FLEX LTD	9,400 shares		286,324
	FOOT LOCKER INC	4,200 shares		130,830
	FOX CORP CL A	5,600 shares		166,152
	FRANKLIN STREET PPTYS CORP	13,600 shares		34,816
	GLOBAL NET LEASE INC	600 shares		5,970
	GOODYEAR TIRE & RUBBER CO	11,600 shares		166,112
	GRAPHIC PACKAGING HOLDING CO	10,300 shares		253,895
	GREAT SOUTHERN BANCORP INC	2,914 shares		172,946
	GUESS INC	7,900 shares		182,174
	HANMI FINANCIAL CORPORATION	8,800 shares		170,720
	HARLEY-DAVIDSON INC	5,800 shares		213,672
	HAVERTY FURNITURE COS INC	8,200 shares		291,100
	HEIDRICK & STRUGGLES INTL INC	5,900 shares		174,227
	HENRY SCHEIN INC	2,700 shares		204,417
	HERBALIFE LTD	5,000 shares		76,300
	HF SINCLAIR CORP	10,300 shares		572,371
	HOPE BANCORP INC	16,800 shares		202,944
	HORIZON BANCORP INC INDIANA	13,000 shares		186,030
	HOST HOTELS & RESORTS INC	13,300 shares		258,951
	HUNTINGTON INGALLS INDUSTRIES INC	600 shares		155,784
	HUNTSMAN CORP	3,400 shares		85,442
	INDUSTRIAL LOGISTICS PROPERTIES TR	7,587 shares		35,659
	INGEVITY CORP	2,169 shares		102,420
	INGLES MARKETS INC-CL A	1,400 shares		120,918

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	INGREDION INC	3,400 shares		369,002
	IRONWOOD PHARMA CL A (PEND)	25,900 shares		296,296
	JABIL INC	4,200 shares		535,080
	JACK IN THE BOX INC	1,750 shares		142,853
	JAKKS PACIFIC INC	4,600 shares		163,530
	JAZZ PHARMA PLC	3,900 shares		479,700
	KOHLS CORP	3,800 shares		108,984
	KOPPERS HLDGS INC	4,900 shares		250,978
	MACYS INC	9,200 shares		185,104
	MANPOWERGROUP INC	3,300 shares		262,251
	MARATHON OIL CORP	8,600 shares		207,776
	MGIC INVESTMENT CORP	13,000 shares		250,770
	MIDLAND STATES BANCORP INC	7,200 shares		198,432
	MILLERKNOLL INC	11,600 shares		309,488
	MODINE MANUFACTURING CO	2,100 shares		125,370
	MOLSON COORS BEVERAGE CO B	6,900 shares		422,349
	MOOG INC CL A	1,300 shares		188,214
	MOSAIC CO NEW	6,100 shares		217,953
	MUELLER INDUSTRIES INC	7,000 shares		330,050
	NATIONAL FUEL GAS CO NJ	4,000 shares		200,680
	NAVIENT CORP	16,900 shares		314,678
	NCR ATLEOS CORP	2,300 shares		55,867
	NCR VOYIX CORP	4,600 shares		77,786
	NEW MOUNTAIN FINANCE CORP	11,800 shares		150,096
	NEXSTAR MEDIA GROUP INC	2,100 shares		329,175
	NORTHRIM BANCORP INC	2,200 shares		125,862
	NRG ENERGY INC	6,900 shares		356,730
	O-I GLASS INC	11,900 shares		194,922
	ODP CORP/THE	4,170 shares		234,771
	OFFICE PROPERTIES INCOME TRUST	7,076 shares		51,796
	OFG BANCORP	6,448 shares		241,671
	OMEGA HEALTHCARE INVESTORS INC	4,700 shares		144,102
	OSHKOSH CORP	2,369 shares		256,823
	OWENS CORNING INC	3,200 shares		474,336
	PARAMOUNT GLOBAL CL B	4,700 shares		69,513
	PBF ENERGY INC CL A	4,000 shares		175,840
	PENNANTPARK INVESTMENT CORP	33,903 shares		234,270
	PENSKE AUTOMOTIVE GROUP INC	3,600 shares		577,836
	PHINIA INC	980 shares		29,684
	PIEDMONT OFFICE REALTY TRUST A	21,600 shares		153,576
	PLAYTIKA HOLDING CORP	14,000 shares		122,080

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	POLARIS INC	1,900 shares		180,063
	PREMIER FINANCIAL CORP	7,600 shares		183,160
	PROG HOLDINGS INC	6,700 shares		207,097
	PULTEGROUP INC	6,300 shares		650,286
	PVH CORP	2,780 shares		339,493
	QUANEX BUILDING PRODUCTS	7,400 shares		226,218
	QUEST DIAGNOSTICS INC	1,100 shares		151,668
	RADIAN GROUP INC	9,800 shares		279,790
	RBB BANCORP	8,100 shares		154,224
	REGIONAL MANAGEMENT CORP	5,400 shares		135,432
	REGIONS FINANCIAL CORP	11,100 shares		215,118
	REINSURANCE GROUP OF AMERICA	1,400 shares		226,492
	RELIANCE INC	1,100 shares		307,648
	ROCKY BRANDS INC	4,000 shares		120,720
	RYDER SYSTEM INC	2,100 shares		241,626
	SABRA HEALTHCARE REIT INC	11,900 shares		169,813
	SANMINA CORP	4,600 shares		236,302
	SELECT MEDICAL HLDGS CORP	11,468 shares		269,498
	SILGAN HOLDINGS INC	2,500 shares		113,125
	SKYWORKS SOLUTIONS INC	2,100 shares		236,082
	SNAP-ON INCORPORATED	1,200 shares		346,608
	SPROUTS FMRS MKT INC	7,400 shares		356,014
	TD SYNNEX CORP	2,100 shares		225,981
	TEXTRON INC	6,300 shares		506,646
	TOLL BROTHERS INC	3,600 shares		370,044
	TRONOX HOLDINGS PLC	600 shares		8,496
	UGI CORP NEW	4,800 shares		118,080
	UNITED AIRLINES HOLDINGS INC	4,400 shares		181,544
	UNITED THERAPEUTICS CORP DEL	1,300 shares		285,857
	UNITI GROUP INC	19,900 shares		115,022
	UNIVERSAL HEALTH SVCS INC CL B	2,100 shares		320,124
	UNUM GROUP	7,000 shares		316,540
	VERITEX HOLDINGS INC	10,700 shares		248,989
	VILLAGE SUPER MKT INC CL A NEW	5,000 shares		131,150
	VISHAY INTERTECHNOLOGY INC	9,200 shares		220,524
	VISTA OUTDOOR INC	5,500 shares		162,635
	VISTRA CORP	13,300 shares		512,316
	VITESSE ENERGY INC	694 shares		15,192
	WABASH NATIONAL CORP	7,300 shares		187,026
	WESTERN UNION CO	10,400 shares		123,968
	WHIRLPOOL CORP	2,000 shares		243,540

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	WILLIAMS-SONOMA INC	1,300 shares		262,314
	WINNEBAGO INDUSTRIES INC	3,100 shares		225,928
	WORLD KINECT CORP	4,100 shares		93,398
	XEROX HOLDINGS CORP	8,825 shares		161,762
	ZIONS BANCORP	8,200 shares		359,734

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	889,383 shares		889,383

	Registered Investment Company:
*	T Rowe Price Government Reserve Fund	128,950 shares		128,950

	Common Stock:
	ADVANCED MICRO DEVICES INC	12,003 shares		1,769,362
	ADYEN BV	478 shares		615,601
	ALIGN TECHNOLOGY INC	608 shares		166,592
	ALPHABET INC CL A	26,765 shares		3,738,803
	ALPHABET INC CL C	118,314 shares		16,673,992
	AMAZON.COM INC	136,407 shares		20,725,680
	APPLE INC	133,544 shares		25,711,226
	ASML HLDG NV (NY REG SHS) NEW YORK REGIST	3,917 shares		2,964,856
	ASTRAZENECA PLC SPONS ADR	8,539 shares		575,102
	ATLASSIAN CORP PLC CLS A	3,997 shares		950,726
	BILL HOLDINGS INC	6,610 shares		539,310
	CARVANA CO CL A	11,900 shares		629,986
	CHIPOTLE MEXICAN GRILL INC	1,051 shares		2,403,595
	CHUBB LTD	11,472 shares		2,592,672
	CINTAS CORP	807 shares		486,347
	COLGATE-PALMOLIVE CO	7,947 shares		633,455
	CONFLUENT INC	10,345 shares		242,073
	CONSTELLATION ENERGY CORP	10,779 shares		1,259,957
	CROWDSTRIKE HOLDINGS INC	2,142 shares		546,895
	DANAHER CORP	6,828 shares		1,579,590
	DATABRICKS INC SER G PC PP	1,533 shares		117,290
	DATADOG INC CL A	4,282 shares		519,749
	DOLLAR GENERAL CORP	11,864 shares		1,612,911
	DOORDASH INC	6,892 shares		681,550
	ELEVANCE HEALTH INC	2,279 shares		1,074,685
	ELI LILLY & CO	12,942 shares		7,544,151
	FISERV INC	4,043 shares		537,072

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	FORTINET INC	3,130 shares		183,199
	GENERAL ELECTRIC CO	10,614 shares		1,354,665
	GOLDMAN SACHS GROUP INC	1,807 shares		697,086
	HUMANA INC	3,391 shares		1,552,434
	INTUIT INC	4,868 shares		3,042,646
	INTUITIVE SURGICAL INC	11,320 shares		3,818,915
	LAM RESEARCH CORP	554 shares		433,926
	LINDE PLC	2,925 shares		1,201,327
	LULULEMON ATHLETICA INC	2,576 shares		1,317,083
	MARSH & MCLENNAN COS INC	8,172 shares		1,548,349
	MASTERCARD INC CL A	15,603 shares		6,654,836
	META PLATFORMS INC CL A	40,534 shares		14,347,415
	MICROSOFT CORP	94,880 shares		35,678,675
	MONDELEZ INTL INC	9,900 shares		717,057
	MONGODB INC CL A	3,562 shares		1,456,324
	MONOLITHIC POWER SYS INC	2,395 shares		1,510,718
	MORGAN STANLEY	12,732 shares		1,187,259
	MSCI INC	468 shares		264,724
	NETFLIX INC	7,767 shares		3,781,597
	NIKE INC CL B	6,601 shares		716,671
	NVIDIA CORP	32,223 shares		15,957,474
	OLD DOMINION FREIGHT LINES INC	2,422 shares		981,709
	PROCTER & GAMBLE CO	4,100 shares		600,814
	ROPER TECHNOLOGIES INC	3,537 shares		1,928,266
	ROSS STORES INC	11,935 shares		1,651,685
	S&P GLOBAL INC	3,193 shares		1,406,580
	SCHLUMBERGER LTD	15,400 shares		801,416
	SCHWAB CHARLES CORP	13,755 shares		946,344
	SEA LTD ADR	10,863 shares		439,952
	SERVICENOW INC	8,743 shares		6,176,842
	SHERWIN WILLIAMS CO	3,840 shares		1,197,696
	SHOPIFY INC CL A	20,629 shares		1,606,999
	SHOPIFY INC CL A	650 shares		50,605
	SNOWFLAKE INC CL A	2,782 shares		553,618
	STRYKER CORP	4,887 shares		1,463,461
	SYNOPSYS INC	6,029 shares		3,104,392
	T-MOBILE US INC	16,068 shares		2,576,182
	TAIWAN SEMIC MFG CO LTD SP ADR	8,353 shares		868,712
	TE CONNECTIVITY LTD	3,193 shares		448,617
	TELEFLEX INC	1,435 shares		357,803
	TESLA INC	25,479 shares		6,331,022

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	TEXAS INSTRUMENTS INC	3,282 shares		559,450
	THE BOOKING HOLDINGS INC	683 shares		2,422,751
	THERMO FISHER SCIENTIFIC INC	5,651 shares		2,999,494
	TJX COMPANIES INC NEW	12,236 shares		1,147,859
	TRANSDIGM GROUP INC	636 shares		643,378
	UNITEDHEALTH GROUP INC	15,654 shares		8,241,361
	VEEVA SYS INC CL A	2,902 shares		558,693
	VERALTO CORP	2,336 shares		192,159
	VISA INC CL A	31,721 shares		8,258,562
	ZOETIS INC CL A	7,619 shares		1,503,762

	Corporate Bonds:
	ANT INTERNATIONAL CO LTD	Par value of $167,470 3.55% Due 8/14/2024		167,269
	CARVANA CO PIK VAR 06/01/2030 144A	Par value of $152,000 Variable Due 6/1/2030		127,845
	CARVANA CO PIK VAR 06/01/2031 144A	Par value of $179,000 Variable Due 6/1/2031		152,895
	CARVANA CO PIK VAR 12/01/2028 144A	Par value of $101,000 Variable Due 12/1/2028		85,718

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	547,382 shares		547,382

	Common Stock:
	ABIOMED INC CVR	2,047 shares		5,691
	ACADIA HEALTHCARE CO INC	12,765 shares		992,606
	ADVANCED DRAINAGE SYSTEMS INC	8,117 shares		1,141,575
	ALARM.COM HOLDINGS INC	10,010 shares		646,846
	AMBARELLA INC	6,502 shares		398,508
	AMICUS THERAPEUTICS INC	52,143 shares		739,909
	AXON ENTERPRISE INC	4,851 shares		1,253,159
	BIO TECHNE CORP	10,928 shares		843,204
	BLUEPRINT MEDICINES CORP	8,369 shares		771,957
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	8,167 shares		769,658
	BRINKS CO	10,983 shares		965,955
	BUILDERS FIRSTSOURCE	5,462 shares		911,826
	BURLINGTON STORES INC	2,732 shares		531,319
	BWX TECHNOLOGIES INC	19,180 shares		1,471,681
	CAMECO CORP	17,417 shares		750,673
	CARLYLE GROUP INC (THE)	33,799 shares		1,375,281
	CASELLA WASTE SYS INC CL A	9,476 shares		809,819
	CERTARA INC	25,330 shares		445,555
	CF INDUSTRIES HOLDINGS INC	10,245 shares		814,478

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	CHARLES RIVER LABS INTL INC	2,168 shares		512,515
	CHART INDUSTRIES INC	5,136 shares		700,191
	CHEMED CORP	2,286 shares		1,336,739
	CLEARWATER ANALYTICS HOLDINGS INC	28,149 shares		563,824
	COGNEX CORP	12,851 shares		536,401
	CROWN HOLDINGS INC	10,370 shares		954,973
	DYNATRACE INC	21,620 shares		1,182,398
	EAGLE MATERIALS INC	2,630 shares		533,469
	ELF BEAUTY INC	9,136 shares		1,318,690
	ENCOMPASS HEALTH CORP	21,452 shares		1,431,277
	ENTEGRIS INC	4,439 shares		531,881
	EURONET WORLDWIDE INC	2,992 shares		303,658
	EVEREST GROUP LTD	1,686 shares		596,136
	EVOLENT HEALTH INC A	22,100 shares		729,963
	EXLSERVICE HOLDINGS INC	15,256 shares		470,648
	FIRSTSERVICE CORP	3,927 shares		636,527
	FIVE BELOW INC	5,675 shares		1,209,683
	FLYWIRE CORP	24,454 shares		566,110
	FRESHPET INC	15,378 shares		1,334,195
	GLOBUS MEDICAL INC	7,165 shares		381,823
	GUIDEWIRE SOFTWARE INC	11,489 shares		1,252,761
	HEALTHEQUITY INC	10,146 shares		672,680
	HEICO CORP CL A	6,313 shares		899,224
	INSMED INC	18,749 shares		581,032
	INSPIRE MEDICAL SYSTEMS INC	3,694 shares		751,470
	INSULET CORP	4,150 shares		900,467
	KOSMOS ENERGY LTD	71,501 shares		479,772
	LANCASTER COLONY CORP	6,697 shares		1,114,314
	LATTICE SEMICONDUCTOR CORP	6,499 shares		448,366
	LIVE NATION ENTERTAINMENT INC	7,944 shares		743,558
	MERCURY SYSTEMS INC	26,102 shares		954,550
	MERIT MEDICAL SYSTEMS INC	14,441 shares		1,096,938
	NATIONAL VISION HOLDINGS INC	39,368 shares		823,972
	NEOGEN CORP	34,454 shares		692,870
	NEW FORTRESS ENERGY INC	26,532 shares		1,001,052
	NICE LTD SPON ADR	4,828 shares		963,234
	NOBLE CORP PLC	9,071 shares		436,859
	NOVANTA INC	4,525 shares		762,055
	PENUMBRA INC	4,348 shares		1,093,696
	POOL CORP	3,252 shares		1,296,605
	REGAL REXNORD CORP	2,834 shares		419,489

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	REPLIGEN	4,527 shares		813,955
	REVOLVE GROUP INC	24,813 shares		411,400
	SHOALS TECHNOLOGIES GROUP INC	22,767 shares		353,799
	SITEONE LANDSCAPE SUPPLY INC	3,052 shares		495,950
	SPS COMMERCE INC	2,575 shares		499,138
	SUPER MICRO COMPUTER INC	2,575 shares		731,970
	TECHNIPFMC PLC	17,834 shares		359,177
	TENABLE HOLDINGS INC	16,992 shares		782,652
	TOPBUILD CORP	2,122 shares		794,180
	TRADEWEB MARKETS INC A	9,061 shares		823,464
	TREX CO INC	9,874 shares		817,468
	TWIST BIOSCIENCE CORP	16,815 shares		619,801
	TYLER TECHNOLOGIES INC	2,377 shares		993,871
	VARONIS SYSTEMS INC	14,641 shares		662,944
	VIRTU FINANCIAL INC- CL A	29,492 shares		597,508
	WESTERN ALLIANCE BANCORP	8,912 shares		586,320
	WHITECAP RESOURCES INC	66,416 shares		446,515
	WILLSCOT MOBILE MINI HOLDINGS CORP	9,273 shares		412,649
				420,839,584

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, exchange-traded funds, bonds, certificates of deposit, and money market funds at their discretion.		117,513,614

		Investments (at fair value)		1,636,174,315

*	Participant Loans	Loans with varying maturity dates extended to participants at interest rates of 4.25% to 9.5%		25,069,950

				$1,661,244,265

*Party-in-interest
**Column not applicable for participant-directed investments.

    SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Melissa McGillen
Melissa McGillen
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 13, 2024

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm